October 19, 2007

Mail Stop 4561

Mr. William D. Kirkland
Chief Financial Officer and Chief Executive Officer
Collexis Holdings, Inc.
1201 Main Street
Suite 980
Columbia, SC   29201

Re: Item 4.02 Form 8-K
       Filed October 16, 2007
       File No. 001-33495

Dear Mr. Kirkland:

        We have reviewed your Item 4.02 Form 8-K for compliance with the form
requirements and have the following comments.

1. Please tell us whether your officers have reconsidered the effectiveness of your
    disclosure controls and procedures as of March 31, 2007 in light of the
    restatements. In addition, please confirm to us that you plan to address this
    reconsideration and the related conclusions in the filings that contain your restated
    financial statements.

2. Please amend your report to include all of the information required by Item
    4.02(a) of Form 8-K, including a statement of whether the audit committee or
    authorized officer or officers discussed with your independent accountant the
    matters disclosed in the filing pursuant to this Item 4.02(a).

                            ******

        You should respond and file an amendment to the filing on or before October 26,
2007.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions, please call me at (202) 551-3782.

Sincerely,

Jessica Barberich
Staff Accountant